FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended April, 2022

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.
Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, registration statement on Form F-4 (Registration No. 333-254891) of ICON plc and in the prospectus contained therein, registration statement on Form S-8 (Registration No. 333-152802) of ICON plc, registration statement on Form S-8 (Registration No. 333-190068) of ICON plc, registration statement on Form S-8 (Registration No. 333-231527) of ICON plc, registration statement on Form S-8 (Registration No. 333-254891) of ICON plc, and registration statement on Form S-8 (Registration No. 333-257578) of ICON plc and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2022 we had approximately 39,300 employees, in 138 locations in 53 countries. During the three months ended March 31, 2022, we derived approximately 51.0%, 43.3% and 5.7% of our revenue in the United States, Europe and Rest of World respectively.

We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Senior Secured Credit Facilities repayment

On March 31, 2022 the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. These repayments resulted in an accelerated charge associated with previously capitalized fees of $3.2 million.

Share repurchase program

On February 18, 2022, the Company commenced a further share buyback program. The share buyback program was completed during the three months ended March 31, 2022 with a total of 420,530 ordinary shares redeemed by the Company for a total consideration of $100.0 million.

All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

Ukraine situation

On February 24, 2022 Russia invaded Ukraine creating significant instability and unrest in the region. The Company's operations in these affected regions have been significantly curtailed as a result of these events. The Company's operations in the affected regions are approximately 1%-2% of the Company's turnover and the financial impact of the unrest is not material to the Company during the three months ended March 31, 2022.

During these concerning times, the Company's key focus is on the safety of their employees, their families, patients, investigators and on the mitigation of adverse impacts on ongoing clinical trials. The Company has worked to ensure the safety of employees and their families based in the Ukraine through the implementation of a number of employee assistance programs. These programs aim to provide affected employees and their families with transportation, accommodation in neighboring countries, financial assistance, communications and other support services as required.

PRA Health Sciences, Inc. - Merger Completion

On July 1, 2021, ICON completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences Group ("the Acquisition" and "the Merger"). The combined Group retained the name ICON and brought together approximately 38,000 employees (as at the Merger date) across the globe, creating one of the world’s most advanced healthcare intelligence and clinical research organizations.

The combined Company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of ICON. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

The total value of the Merger consideration is $12.0 billion and has resulted in the recognition of goodwill of $8.1 billion, intangible assets of $4.9 billion and an associated deferred tax liability of $1.1 billion. The accounting for the Merger remains provisional for the period ended March 31, 2022 and the Company expects to finalize the accounting by June 30, 2022.

The financial information presented in this Form 6-K reflect the results of the combined Company for the three months ended March 31, 2022. The financial information presented for the three months ended March 31, 2021 are as previously reported and do not reflect the pre-Merger results of PRA, other than where clearly stated and required by GAAP.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2022 AND DECEMBER 31, 2021

	(Unaudited)	(Audited)
	March 31, 2022	December 31, 2021
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$559,098	$752,213
Available for sale investments	1,712	1,712
Accounts receivable, net of allowance for credit losses	1,371,409	1,342,770
Unbilled revenue	674,509	623,121
Other receivables	60,233	56,760
Prepayments and other current assets	151,140	114,323
Income taxes receivable	52,245	50,299
Total current assets	2,870,346	2,941,198

Non-current Assets:
Property, plant and equipment, net	322,546	336,444
Goodwill	9,027,983	9,037,931
Intangible assets	4,592,587	4,710,843
Operating right-of-use assets	187,295	198,123
Other receivables	66,310	70,557
Income taxes receivable	13,841	18,637
Deferred tax asset	54,362	48,392
Equity method investments	1,588	2,373
Investments in equity- long term	25,996	22,592
Total Assets	$17,162,854	$17,387,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$63,508	$90,764
Unearned revenue	1,300,980	1,323,961
Other liabilities	1,081,150	949,629
Income taxes payable	40,644	59,433
Current bank credit lines and loan facilities	55,150	55,150
Total current liabilities	2,541,432	2,478,937
Non-current Liabilities:
Non-current bank credit lines and loan facilities	5,086,943	5,381,162
Lease liabilities	154,345	159,483
Non-current other liabilities	38,170	42,596
Non-current income taxes payable	214,748	172,109
Deferred tax liability	1,057,899	1,085,976
Commitments and contingencies	—	—
Total Liabilities	9,093,537	9,320,263

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,293,012 shares issued and outstanding at March 31, 2022 and
81,554,683 shares issued and outstanding at December 31, 2021	6,622	6,640
Additional paid-in capital	6,760,238	6,733,910
Other undenominated capital	1,162	1,134
Accumulated other comprehensive loss	(126,755)	(90,937)
Retained earnings	1,428,050	1,416,080
Total Shareholders' Equity	8,069,317	8,066,827
Total Liabilities and Shareholders' Equity	$17,162,854	$17,387,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021
(UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands except share and per share data)

Revenue	$1,901,764	$858,198

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,378,467	626,244
Selling, general and administrative expense	195,261	86,034
Depreciation and amortization	141,405	17,405
Transaction and integration-related expenses	12,085	12,501
Restructuring	4,207	—

Total costs and expenses	1,731,425	742,184

Income from operations	170,339	116,014
Interest income	127	257
Interest expense	(44,425)	(2,727)

Income before provision for income taxes	126,041	113,544
Provision for income taxes	(13,286)	(16,148)

Income before share of earnings from equity method investments	112,755	97,396
Share of losses in equity method investments	(785)	(274)

Net income attributable to the Group	$111,970	$97,122

Net income per Ordinary Share attributable to the Group (note 14):

Basic	$1.37	$1.84
Diluted	$1.36	$1.82

Weighted average number of Ordinary Shares outstanding (note 14):

Basic	81,463,303	52,811,460

Diluted	82,613,098	53,310,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021
(UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Comprehensive income:
Net income attributable to the group	$111,970	$97,122

Currency translation adjustment	(35,995)	(19,151)
Currency impact of long term funding (net of tax)	177	(402)
Amortization of interest rate hedge	—	56
Total comprehensive income attributable to the group	$76,152	$77,625

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2021	81,554,683	$6,640	$6,733,910	$1,134	$(90,937)	$1,416,080	$8,066,827
Net income	—	—	—	—	—	111,970	111,970
Exercise of share options	84,090	6	7,491	—	—	—	7,497
Issue of restricted share units / performance share units	74,769	4	—	—	—	—	4
Non-cash stock compensation expense	—	—	18,840	—	—	—	18,840
Share issuance costs	—	—	(3)	—	—	—	(3)
Share repurchase program	(420,530)	(28)	—	28	—	(99,983)	(99,983)
Share repurchase costs	—	—	—	—	—	(17)	(17)
Other comprehensive loss, net of tax	—	—	—	—	(35,818)	—	(35,818)
Balance at March 31, 2022	81,293,012	$6,622	$6,760,238	$1,162	$(126,755)	$1,428,050	$8,069,317

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at Balance at December 31, 2020	52,788,093	$4,580	$617,104	$1,134	$(35,477)	$1,262,895	$1,850,236
Net income	—	—	—	—	—	97,122	97,122
Issue of restricted share units / performance share units	70,097	5	—	—	—	—	5
Non-cash stock compensation expense	—	—	6,310	—	—	—	6,310
Share issuance costs	—	—	(5)	—	—	—	(5)
Other comprehensive loss, net of tax	—	—	—	—	(19,497)	—	(19,497)
Balance at March 31, 2021	52,858,190	$4,585	$623,409	$1,134	$(54,974)	$1,360,017	$1,934,171

The accompanying notes are an integral part of these condensed consolidated financial statements

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021 (UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Cash flows from operating activities:
Net income	$111,970	$97,122

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	141,405	19,837
Impairment of long lived assets	3,574	—
Reduction in carrying value of operating right-of-use assets	13,077	4,683
Loss on equity method investments	785	274
Charge on interest rate hedge	—	56
Amortization of financing costs and debt discount	5,781	139
Stock compensation expense	18,903	6,394
Deferred tax benefit	(34,702)	(664)
Unrealized foreign exchange gain	(7,323)	(1,060)
Other non-cash items	(2,895)	(744)
Changes in operating assets and liabilities:
Accounts receivable	(35,461)	52,015
Unbilled revenue	(55,427)	11,796
Unearned revenue	(16,812)	(50,079)
Other net assets	84,041	(27,849)
Net cash provided by operating activities	226,916	111,920

Cash flows from investing activities:
Purchase of property, plant and equipment	(19,632)	(8,704)
Sale/ (purchase) of investments in equity - long term	96	(599)
Net cash used in investing activities	(19,536)	(9,303)

Cash flows from financing activities:
Proceeds from exercise of equity compensation	7,491	5
Share issue costs	(3)	(5)
Repurchase of ordinary shares	(99,983)	—
Share repurchase costs	(17)	—
Repayment of bank credit lines and loan facilities	(300,000)	—
Net cash used in financing activities	(392,512)	—

Effect of exchange rate movements on cash	(7,983)	(467)
Net (decrease)/ increase in cash and cash equivalents	(193,115)	102,150
Cash and cash equivalents at beginning of period	752,213	840,305
Cash and cash equivalents at end of period	559,098	942,455

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2022
1. Basis of presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2021 (see note 2 - Significant accounting policies for impact of adoption of any new accounting standards). Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2022.

Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period’s presentation. Most notably, the Company has presented transaction and integration-related expenses as a separate line in the Condensed Consolidated Statement of Operations and reclassified certain costs incurred in the three months ended March 31, 2021 within this line. These costs consist of transaction related expenses incurred as part of the Merger. These costs amounted to $12.5 million and were previously presented in the selling, general and administrative expenses but have been reclassified to transaction and integration-related expenses to conform to the current period’s presentation.

2. Significant accounting policies
Revenue recognition
The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. Contracts range in duration from a number of months to several years.

ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s).

Clinical trial service revenue
A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of third party costs) at each reporting period as a percentage of forecasted total project costs.

Contracting services revenue
The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue
We have concluded that our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Laboratory services revenue
Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amounts corresponds to the value of the Company's performance and the transfer of value to the customer.

Data services revenue
The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Commissions
Incremental costs of obtaining a contract are recognized as an asset on the Condensed Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.
Business Combinations
The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of the contingent consideration. Any changes to this estimate outside the measurement period will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the Consolidated Statement of Operations or Other Comprehensive Income depending on whether the liability is considered a financial instrument.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.

The Company allocates a share of net income to the noncontrolling interest holders based on percentage ownership.
Intangible Assets
Intangible assets are amortized on a straight line basis over their estimated useful life.

3. Revenue

Revenue disaggregated by customer profile is as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)

Clients 1-5	544,625	394,194
Clients 6-10	287,740	124,098
Clients 11-25	362,192	141,124
Other	707,207	198,782

Total	$1,901,764	$858,198

Revenue from individual customers greater than 10% of consolidated revenue in the respective periods was as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
Customer:
Customer A	*	19.1%
Customer B	*	11.1%
*Less than 10%

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	March 31, 2022	December 31, 2021
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$1,379,131	$1,349,851
Allowance for credit losses	(7,722)	(7,081)
Accounts receivable (net)	1,371,409	1,342,770
Unbilled services (unbilled revenue)	674,509	623,121
Accounts receivable and unbilled revenue, net	$2,045,918	$1,965,891

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	March 31, 2022	December 31, 2021	$ Change	% Change

Unbilled services (unbilled revenue)	$674,509	$623,121	$51,388	8.2%
Unearned revenue (payments on account)	(1,300,980)	(1,323,961)	22,981	(1.7)%
Net balance	$(626,471)	$(700,840)	$74,369	(10.6)%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at March 31, 2022 increased by $51.4 million compared to December 31, 2021. Unearned revenue decreased by $23.0 million over the same period resulting in an increase of $74.4 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2021 and March 31, 2022. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

As of March 31, 2022 approximately $13.6 billion (March 31, 2021: $6.5 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 49% of the unsatisfied performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Three Months Ended	Year Ended
	March 31, 2022	December 31, 2021
	(in thousands)
Opening balance	$9,037,931	$936,257
Current period acquisitions (Note 7)	—	8,120,006
Prior period acquisitions	1,462	—
Foreign exchange movement	(11,410)	(18,332)

Closing balance	$9,027,983	$9,037,931
There are no accumulated impairment charges as of March 31, 2022 and December 31, 2021.

6. Intangible assets

Intangible assets, net consisted of the following:

	Three Months Ended	Year Ended
	March 31, 2022	December 31, 2021
Cost	(in thousands)
Customer relationships	$4,055,260	$4,056,642
Order backlog	527,451	528,022
Trade names & brands	204,648	204,685
Patient database	170,456	170,525
Technology assets	121,211	121,507
Total cost	5,079,026	5,081,381
Accumulated amortization	(486,439)	(370,538)
Net book value	$4,592,587	$4,710,843

The identifiable intangible assets are amortized over their estimated useful lives.

7. Business combinations

PRA Health Sciences, Inc. - Merger Completion

On July 1, 2021 (the "Merger Date"), the Company completed the Acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of the PRA Health Sciences Group. The combined Group has retained the name ICON and brought together approximately 38,000 (as at the Merger date) employees across the globe, creating one of the world’s most advanced healthcare intelligence and clinical research organizations. The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations.

The combined Company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the merger agreement, PRA became a wholly owned subsidiary of ICON plc. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

In the three months ended March 31, 2022, the Company incurred $12.1 million of Merger-related expenses which were accounted for separately from the business combination and expensed as incurred within the “Transaction and integration related expenses” line item of the condensed consolidated statements of operations. These costs consisted primarily of integration costs including severance arrangements, retention agreements and advisory fees. In the three months ended March 31, 2021, the Company incurred $12.5 million of Merger-related expenses. These costs consisted primarily of investment banker fees, advisory fees, legal costs, accounting fees and consulting fees.

The purchase accounting associated with the PRA Merger remains ongoing and we continue to review the acquisition balance sheet. We expect to conclude the purchase accounting exercise by June 30, 2022.

The preliminary Merger Date fair value of the consideration transferred consisted of the following:

(in thousands)
Fair value of cash consideration	$5,308,646
Fair value of ordinary shares issued to acquiree stockholders	5,658,126
Fair value of replacement share-based awards issued to acquiree employees	209,399
Repayment of term loan obligations and accrued interest *	865,800
$12,041,971
* This represents the portion of PRA debt paid by ICON. PRA also paid $401.6 million from available cash to settle debt obligations that existed at the Merger Date.

The following table summarizes the preliminary allocation of the consideration transferred based on management’s estimates of Merger Date fair values of assets acquired and liabilities assumed, with the excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill:

July 1,
2021
(in thousands)
Cash and cash equivalents	$259,971
Accounts receivable and unbilled revenue	934,308
Other current assets	125,156
Fixed assets	156,851
Operating lease right-of-use assets	181,708
Goodwill *	8,121,468
Intangible assets	4,886,000
Deferred tax assets	28,099
Other assets	33,928
Accounts payable	(50,259)
Accrued expenses and other current liabilities	(380,342)
Current portion of operating lease liabilities	(37,355)
Unearned revenue	(739,278)
Non-current portion of operating lease liabilities	(148,037)
Non-current deferred tax liabilities	(1,126,950)
Other non-current liabilities	(203,297)

Net assets acquired	$12,041,971
* The goodwill in connection with the Merger is primarily attributable to the assembled workforce of PRA and the expected synergies of the Merger. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the preliminary estimates of the fair value of identified intangible assets and their respective useful lives as of the Merger Date (in thousands, except for estimated useful lives):

	Estimated Fair Value	Estimated Useful Life
Customer relationship	3,915,000	23 years
Order backlog	490,000	3 years
Trade names	202,000	3 years
Patient database	168,000	7 years
Technology	111,000	5 years
	4,886,000

Pro forma financial information
The following pro forma financial information was derived from the historical financial statements of the Company and PRA and presents the combined results of operations as if the Merger had occurred on January 1, 2021. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results that would have actually occurred had the Merger been completed on January 1, 2021. In addition, the pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may result from the Merger, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of PRA. Consequently, actual future results of the Company will differ from the pro forma financial information presented below:

	Three Months Ended	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands, except per share data)
Revenue	$1,901,764	$1,791,973
Net income (loss)	$111,970	$(204,650)

The pro forma financial information presented above for the three months ended March 31, 2021 reflect certain pro forma adjustments to reflect the financial performance of the Company had the Merger date been completed on January 1, 2021. The pro forma adjustments primarily relate to the amortization of acquired intangible assets, interest expense, amortization of deferred financing costs related to the new financing arrangements, transaction costs, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, and financing fees. The pro forma adjustments were tax effected using the tax rate relevant in the appropriate jurisdiction.

The results presented above for the three months ended March 31, 2022 are as reported in the Consolidated Statement of Operations.

8. Equity method investments

The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare Limited ("Oncacare"). The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investments' in the Condensed Consolidated Statement of Operations.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period commencing from January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

The following table represents our equity method investments at March 31, 2022:

	Ownership Percentage	Carrying Value	Carrying Value
	March 31, 2022	March 31, 2022	December 31, 2021
		(in thousands)
Oncacare Limited	49%	$1,588	$2,373

The Company has recorded a loss of $0.8 million representing its pro rata share of the losses in Oncacare for the three month period ended March 31, 2022. During the year ended December 31, 2021, the Company provided a loan of $10 million to Oncacare in order to fund the continued development of the business operations. The loan accrues annual interest at 1.6% and the loan is repayable on June 30, 2025. Oncacare continues to perform in line with expectations.

9. Fair value measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, unbilled services, contract assets, accounts payable, and unearned revenue approximate fair value due to the short maturities of these instruments.

Recurring Fair Value Measurements
The Company classifies its interests in investments in equity-long term having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at March 31, 2022 and December 31, 2021 meet the definition of equity securities without readily determinable fair values. The Company concluded that the interests held at March 31, 2022 and December 31, 2021 qualify for the Net Asset Value (NAV) practical expedient in ASC 820 'Fair value measurements and disclosures'. Any increases or decreases in fair value are recognized in net income in the period. These are therefore measured at Level 3 of the fair value hierarchy. The value of these investments were $26.0 million at March 31, 2022 and $22.6 million at December 31, 2021.

Non-recurring Fair Value Measurements
Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill and identifiable indefinite-lived intangible assets that are tested for impairment annually or when a triggering event occurs. As of March 31, 2022, assets carried on the balance sheet and not re-measured to fair value on a recurring basis totaled approximately $13,620.6 million and are identified as Level 3 assets. These assets are comprised of goodwill of $9,028.0 million and identifiable intangible assets, net of $4,592.6 million. Refer to "Note 12 - Bank credit lines and loan facilities" for additional information regarding the fair value of long-term debt balances.

10. Restructuring

In the three months ended March 31, 2022, a restructuring charge of $4.2 million was recorded in the Condensed Consolidated Statement of Operations under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve employee utilization and an office consolidation program to optimize the Company's office footprint. The restructuring plan resulted in an impairment of ROU assets and associated unavoidable costs totaling $4.2 million, a credit of $0.2 million relating to workforce reductions and fixed asset impairment of $0.2 million.

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Restructuring charges	$4,207	$—
Net charge	$4,207	$—

At March 31, 2022, a total liability of $29.2 million was recorded on the Consolidated Balance Sheet relating to restructuring activities. The total liability included $24.4 million from lease and lease related liabilities of which $10.4 million is included within other liabilities and $14.0 million is included within non-current operating lease liabilities. The remaining provision of $4.8 million relates to workforce reduction and is included within other liabilities.

	Three Months Ended	Year ended
	March 31, 2022	December 31, 2021
	(in thousands)

Opening provision	$28,353	$10,748
Additional provisions	4,153	26,674
Release provision	(200)	—
Utilization	(3,082)	(9,069)
Ending provision	$29,224	$28,353
11. Operating leases
Lease costs recorded under operating leases for the three months ended March 31, 2022 and March 31, 2021 were as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Operating lease costs	$15,264	$7,789
Income from sub-leases	(327)	(211)
Net operating lease costs	$14,937	$7,578

Of the total cost of $14.9 million incurred in the three months ended March 31, 2022 (March 31, 2021: $7.6 million), $48.0 million (March 31, 2021: $7.0 million) is recorded within selling, general and administration costs and $0.6 million (March 31, 2021: $0.6 million) is recorded within direct costs.

During the three months ended March 31, 2022 and March 31, 2021, costs incurred by the Group related to variable lease payments was de minimis.

Right-of-use assets obtained during the three months ended March 31, 2022, excluding early termination options, now reasonably certain to be exercised of $Nil (March 31, 2021: $4.2 million), totaled $6.8 million (March 31, 2021: $2.9 million).

The weighted average remaining lease term and weighted-average discount rate at March 31, 2022 were 6.92 years and 2.48%, respectively.

Future minimum lease payments under non-cancelable leases as of March 31, 2022 were as follows:

Minimum rental payments
(in thousands)	March 31, 2022
Year 1	$52,372
Year 2	45,344
Year 3	29,086
Year 4	19,925
Year 5	16,870
Thereafter	56,684
Total future minimum lease payments	220,281
Lease imputed interest	(17,312)
Total	$202,969

Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $48.6 million have been included in other liabilities as at March 31, 2022 (March 31, 2021: $23.8 million).

12. Bank credit lines and loan facilities

The Company had the following debt outstanding as of March 31, 2022 and December 31, 2021:

			Principal amount
	Interest rate as of	Interest rate as of	March 31,	December 31,
(in thousands)	March 31, 2022	December 31, 2021	2022	2021	Maturity Date
Credit Facilities:
Senior Secured Term Loan	3.313%	2.750%	$4,701,213	$5,001,213	July 2028
Senior Secured Notes	2.875%	2.875%	500,000	500,000	July 2026
Total debt			5,201,213	5,501,213
Less current portion of long-term debt			(55,150)	(55,150)
Total long-term debt			5,146,063	5,446,063
Less debt issuance costs and debt discount			(59,120)	(64,901)
Total long-term debt, net			$5,086,943	$5,381,162

The Company paid a $27.6 million debt discount in connection with the Senior Secured Credit Facility and Senior Secured Notes.

As of March 31, 2022, the contractual maturities of the Company's debt obligations were as follows:

Current maturities of long-term debt:	(in thousands)
2022 (remaining)	$41,363
2023	55,150
2024	55,150
2025	55,150
2026 and thereafter	4,994,400
Total	$5,201,213

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, and the senior secured notes (the "Senior Secured Notes").

Senior Secured Credit Facilities

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities").

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. On November 10, 2021, the Company achieved a net leverage ratio of less than 4 times and the margin applicable to the senior secured term loan was reduced by 0.25%. The senior secured term loan facility is subject to a LIBOR floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) LIBOR (or an alternative reference rate) plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders of under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.
The Borrowers’ (as defined in the credit agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens. Our long-term debt arrangements contain customary restrictive covenants and, as of March 31, 2022, we were in compliance with our restrictive covenants in all material respects.

On March 31, 2022 the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. These repayments resulted in an additional charge associated with previously capitalized fees of $3.2 million. On December 29, 2021, the Company repaid $500.0 million of the senior secured term loan facility. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 (the "Senior Secured Notes") in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026.

Fair Value of Debt
The estimated fair value of the Company’s debt was $5,155.3 million at March 31, 2022. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions.

13. Income taxes
Income taxes recognized during the three months ended March 31, 2022 and March 31, 2021, comprise:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Provision for income taxes (excluding restructuring)	$14,114	$16,148
Tax impact of restructuring	(828)	—
Provision for income taxes	$13,286	$16,148

As at March 31, 2022 the Company maintains a $220.7 million liability (December 31, 2021: $217.6 million) for unrecognized tax benefit, which is comprised of $201.7 million (December 31, 2021: $202.1 million) related to items generating unrecognized tax benefits and $19.0 million (December 31, 2021: $15.5 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2016 through 2021 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.
14. Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	81,463,303	52,811,460
Effect of dilutive share options and other awards outstanding under share based compensation programs	1,149,795	498,993
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	82,613,098	53,310,453

	Three Months Ended
	March 31, 2022	March 31, 2021
Net income per Ordinary Share attributable to the Group:
Basic	$1.37	$1.84
Diluted	$1.36	$1.82

15. Share-based awards

Share Options

The following table summarizes option activity for the three months ended March 31, 2022:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2021	1,695,460	$104.79	5.39

Granted	96,525	$231.68
Exercised	(84,090)	$190.75
Canceled/expired	(25,660)	$113.04

Outstanding at March 31, 2022	1,682,235	$118.36	5.44

Exercisable at March 31, 2022	1,054,178	$97.57	4.55

The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2022 was 1,054,178. Fully vested share options at March 31, 2022 have an average remaining contractual term of 4.55 years, an average exercise price of $97.57.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the three months ended March 31, 2022 and March 31, 2021 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
Weighted average grant date fair value	$68.24	$48.36
Assumptions:
Expected volatility	30%	30%
Dividend yield	—%	—%
Risk-free interest rate	1.74%	0.73%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2019, 2020 and 2021 vest over twelve months.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the three months ended March 31, 2022:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2021	154,190	$160.23	572,785	$191.20

Granted	51,949	$231.68	26,000	$231.68
Shares vested	(42,409)	$140.38	(32,360)	$166.85
Forfeited	(285)	$140.18	(24,599)	$200.16

Outstanding at March 31, 2022	163,445	$186.77	541,826	$194.19

The fair value of PSUs vested for the three months ended March 31, 2022 totaled $6.0 million (full year 2021: $5.1 million).

The fair value of RSUs vested for the three months ended March 31, 2022 totaled $5.4 million (full year 2021: $83.5 million).

The PSUs vest based on service and specified EPS targets over the periods 2020 – 2022, 2021 - 2023 and 2022 - 2024. Depending on the amount of EPS from 2020 to 2024, up to an additional 82,594 PSUs may also be granted.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three months ended March 31, 2022 and March 31, 2021 has been allocated as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Direct costs	$4,999	$2,055
Selling, general and administrative	13,904	4,339

	$18,903	$6,394

16. Share capital

    The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.

On July 1, 2021, the Company completed its Merger with PRA. In accordance with the terms of the Merger Agreement, the Company issued 27,372,427 shares of the Company’s ordinary share capital at par value in exchange for all outstanding PRA shares of common stock.

On February 18, 2022, the Company commenced a share buyback program which was fully complete at March 31, 2022. Under this buyback program, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million. The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital reserve as required under Irish Company Law.

17. Business Segment and Geographical Information

The Company is a clinical research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group’s transfer pricing model.

ICON Ireland (Ireland Segment) acts as the Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate. The integration of entities acquired through the Merger into this global network and global transfer pricing model remains ongoing.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland. The integration of entities acquired through the Merger into the global transfer pricing model remains ongoing and these entities were not substantially part of the Group's cost plus arrangement in the period ended March 31, 2022.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, Austria, Belgium, Bulgaria, Czech Republic, France, Germany, Hungary, Italy, Latvia, Poland, Portugal, Romania, Russia, Serbia, Spain, Sweden, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, China (including Hong Kong), India, Israel, Japan, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand, South Africa, Belarus, Bermuda, British Virgin Islands, Costa Rica, Croatia, Denmark, Egypt, Estonia, Finland, Georgia, Greece, Guatemala, Iceland, Jersey, Kenya, Lithuania, Luxembourg, Malaysia, Norway, Panama, Puerto Rico, Slovakia, Switzerland and Uruguay.

The geographical distribution of the Company’s segment measures as at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and March 31, 2021 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Ireland	$367,359	$308,121
Rest of Europe	456,064	120,354
U.S.	970,629	352,496
Rest of World	107,712	77,227

Total	$1,901,764	$858,198

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Ireland *	$9,874	$88,912
Rest of Europe	59,509	7,610
U.S.	60,468	13,237
Rest of World	40,488	6,255

Total	$170,339	$116,014
* Includes the full amount of the amortization charge associated with the intangible asset acquired in the Merger. These assets have been provisionally allocated to Ireland.

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	March 31, 2022	December 31, 2021
	(in thousands)
Ireland	$116,680	$118,253
Rest of Europe	107,742	121,174
U.S.	236,379	239,828
Rest of World	49,040	55,312

Total	$509,841	$534,567

ICON plc

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2021. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2022, we employed approximately 39,300 employees, in 138 locations in 53 countries. During the three months ended March 31, 2022 we derived approximately 51.0%, 43.3% and 5.7% of our revenue in the United States, Europe and Rest of World respectively.

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At March 31, 2022 we had unsatisfied performance obligations of approximately $13.6 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

On July 1, 2021, ICON plc announced the completion of its Merger with PRA creating one of the world’s most advanced healthcare intelligence and clinical research organization. The management's discussion and analysis below reflects the operating results of the Group for the three months ended March 31, 2022 which incorporates the results of PRA and results in large variances when comparing to the period ended March 31, 2021. The results of PRA prior to July 1, 2021 are not reflected. Where applicable, management have included commentary on specific one-time charges related to the Merger in order to provide an understanding of the normal operations of the Group.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures when the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

Three Months Ended March 31, 2022

The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31, 2022	March 31, 2021	2021 to 2022

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	121.6%

Costs and expenses:
Direct costs	72.5%	73.0%	120.1%
Selling, general and administrative expense	10.3%	10.0%	127.0%
Depreciation	1.4%	1.5%	109.1%
Amortization	6.0%	0.5%	2,351.5%
Transaction and integration-related expenses	0.6%	1.5%	(3.3)%
Restructuring	0.2%	—%	N/M

Income from operations	9.0%	13.5%	46.8%
N/M = Not Meaningful

Revenue

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	$	%
Revenue	$1,901,764	$858,198	$1,043,566	121.6%

Revenue for the three months ended March 31, 2022 increased by $1,043.6 million, or 121.6%, to $1,901.8 million, compared to $858.2 million for the three months ended March 31, 2021. The increase in revenue for the three months ended March 31, 2022 is due to the Merger and continued organic growth across the Company's markets.

During the three months ended March 31, 2022 we derived approximately 51.0%, 43.3% and 5.7% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended March 31, 2022, $544.6 million or 28.6% of our revenues were derived from our top 5 customers. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland for the three months ended March 31, 2022 increased to $367.4 million compared to $308.1 million for the three months ended March 31, 2021. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 17 - Business segment information for further details). Revenue in our Rest of Europe region increased to $456.1 million compared to $120.4 million for the three months ended March 31, 2021. Revenue in the Rest of World region increased to $107.7 million compared to $77.2 million for the three months ended March 31, 2021. Revenue in the U.S. region increased to $970.6 million from $352.5 million for the three months ended March 31, 2021. Revenue has increased across all regions due to the completion of the Merger on July 1, 2021.

Direct costs

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	Change
Direct costs	$1,378,467	$626,244	$752,223
% of revenue	72.5%	73.0%	120.1%

Direct costs for the three months ended March 31, 2022 increased by $752.2 million, or 120.1%, to $1,378.5 million compared to $626.2 million for the three months ended March 31, 2021. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs arose due to an increase in headcount and an increase in personnel related expenditure in the period to March 31, 2022 as a result of the Merger combined with an increase in other direct project related costs, an increase in travel related costs and an increase in third party investigator and other reimbursable costs. These were partly offset by a small decrease in laboratory costs.

Selling, general and administrative expense

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	Change
Selling, general and administrative expense	$195,261	$86,034	$109,227
% of revenue	10.3%	10.0%	127.0%

Selling, general and administrative expenses for the three months ended March 31, 2022 increased by $109.2 million, or 127%, to $195.3 million, compared to $86.0 million for the three months ended March 31, 2021. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses increased to 10.3% compared to 10.0% for the three months ended March 31, 2021. From March 31, 2021 to March 31, 2022, the increase in selling, general and administrative expenses relates to an increase in personnel related expenditure, an increase in general overhead costs, an increase in facilities related costs, an increase in marketing fees and an increase in professional fees. These increases were partly offset by a decrease in relation to foreign exchange movements.

Depreciation and amortization

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	Change
Depreciation	$26,603	$12,722	$13,881
% of revenue	1.4%	1.5%	109.1%
Amortization	$114,802	$4,683	$110,119
% of revenue	6.0%	0.5%	2,351.5%

The depreciation charge reflects investment in facilities, information systems and equipment to support the Company’s continued growth. The depreciation expense for the three months ended March 31, 2022 increased by $13.9 million, or 109.1%, to $26.6 million compared to $12.7 million for the three months ended March 31, 2021. The depreciation charge, from a value perspective, has increased mainly due to the additional office footprint acquired through the Merger. As a percentage of revenue the depreciation expense was 1.4%, which decreased from 1.5% for the three months ended March 31, 2021.

The amortization expense represents the amortization of intangible assets acquired in business combinations. Amortization of intangibles for the three months ended March 31, 2022 increased by $110.1 million, or 2,351.5%, to $114.8 million compared to $4.7 million for the three months ended March 31, 2021. The increase in amortization reflects the amortization of newly acquired intangibles arising on the Merger. As a percentage of revenue, amortization expense increased to 6.0%, compared to 0.5% for the three months ended March 31, 2021.

Restructuring, transaction and integration-related expenses associated with the Merger

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	Change
Transaction and integration-related expenses	$12,085	$12,501	$(416)
% of revenue	0.6%	1.5%	(3.3)%
Facilities restructuring costs	$4,207	$—	$4,207
% of revenue	0.2%	—%	N/M
N/M = Not Meaningful

During the three months ended March 31, 2022, the Company incurred $16.3 million for restructuring, transaction and integration-related expenses associated with the Merger. The charge includes transaction and integration costs of $12.1 million associated with advisory costs, retention agreements with employees and ongoing integration activities.

The Company has also undertaken a restructuring program following the announcement of the Merger to review its global office footprint, optimize its locations to best fit the requirements of the Company and reorganize its workforce to drive future growth. This program has resulted in a charge of $4.2 million in the three months ended March 31, 2022.

We expect to incur additional integration expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors such as, but not limited to, the execution of integration activities and the aggregate amount of synergies we achieve from these activities.

Income from operations

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	Change
Income from operations	$170,339	$116,014	$54,325
% of revenue	9.0%	13.5%	46.8%

Income from operations for the three months ended March 31, 2022 increased by $54.3 million or 46.8% to $170.3 million compared to $116.0 million for the three months ended March 31, 2021. As a percentage of revenue, income from operations decreased to 9.0% compared to 13.5% of revenue for the three months ended March 31, 2021.

Income from operations in Ireland decreased to $9.9 million compared to $88.9 million for the three months ended March 31, 2021. The decrease in the period ended March 31, 2022 is mainly a result of the amortization charged on the intangible assets acquired in the Merger. Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model.

In the Rest of Europe region, income from operations increased to $59.5 million compared to $7.6 million for the three months ended March 31, 2021. The increase is due to the additional activity in the region as a result of the Merger. As a percentage of revenues, income from operations in the Rest of Europe region increased to 13.0% compared to 6.3% for the period ended March 31, 2021.

In the U.S. region, income from operations increased by $47.2 million, to $60.5 million, compared to $13.2 million for the period ended March 31, 2021. The increase is due to the additional activity in the region as a result of the Merger. As a percentage of revenues, income from operations in the U.S. region increased to 6.2% compared to 3.8% for the period ended March 31, 2021.

In other regions, income from operations increased by $34.2 million to $40.5 million compared to $6.3 million for the three months ended March 31, 2021. The increase is due to the additional activity in the region as a result of the Merger. As percentage of revenues, income from operations in the other regions increased to 37.6% compared to 8.1% for the period ended March 31, 2021.

Interest income and expense

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	$	%
Interest income	$127	$257	$(130)	(50.6)%
Interest expense	$(44,425)	$(2,727)	$(41,698)	1,529.1%

Interest expense for the three months ended March 31, 2022 increased to $44.4 million, compared to $2.7 million for the three months ended March 31, 2021 due to the draw down of debt facilities associated with the Merger. No amounts were drawn down on the revolving credit facilities during the period ended March 31, 2022 or the period ended March 31, 2021. Interest income for the three months ended March 31, 2022 decreased to $0.1 million, compared to $0.3 million for the three months ended March 31, 2021. This reflects reduced returns on cash and cash equivalents.

Income tax expense

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021
Income tax expense (excl. restructuring charges)	$14,114	$16,148	$(2,034)
Effective income tax rate (excl. restructuring charges)	10.8%	14.2%	(12.6)%
Income tax expense	$13,286	$16,148	$(2,862)
Effective income tax rate	10.5%	14.2%	(17.7)%

Provision for income taxes decreased to a $13.3 million charge ($14.1 million charge excluding restructuring charges), compared to $16.1 million for the three months ended March 31, 2021. The Company’s effective tax rate for the three months ended March 31, 2022 was 10.5% (10.8% excluding restructuring charges) compared with 14.2% for the three months ended March 31, 2021.

The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates and the tax treatment of costs related to the Merger.

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2021	(Drawn down)/ repaid	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance March 31, 2022
	$ (in thousands)
Cash and cash equivalents	752,213	—	(185,132)	—	(7,983)	559,098
Available for sale investments	1,712	—	—	—	—	1,712
Senior Secured Credit Facilities & Senior Secured Notes	(5,436,312)	300,000	—	(5,781)	—	(5,142,093)
	(4,682,387)	300,000	(185,132)	(5,781)	(7,983)	(4,581,283)

The Company’s cash and short term investment balances at March 31, 2022 amounted to $560.8 million compared with cash and short term investment balances of $753.9 million at December 31, 2021.

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities").The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. No amounts have been drawn under the revolving loan facility at March 31, 2022.

In addition to the Senior Secured Credit Facilities, on July 1, 2021, the Company, issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering. The senior secured notes will mature on July 15, 2026 and will bear interest at a rate of 2.875%.

On March 31, 2022 the Company repaid $300.0 million of the senior secured term loan facility and made a quarterly interest payment of $35.1 million. These repayments resulted in an accelerated charge associated with previously capitalized fees of $3.2 million.

Cash flows

Net cash from operating activities

Net cash provided by operating activities was $226.9 million for the three months ended March 31, 2022 compared with cash provided by operating activities of $111.9 million for the three months ended March 31, 2021. The dollar value of working capital balances and the related number of days’ revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. The number of days’ revenue outstanding at March 31, 2022 was 35 days compared to 31 days at December 31, 2021 and 49 days at March 31, 2021. This reflects the timing of cash collections and individual contractual terms. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Billed and unbilled revenue also includes amounts recoverable from customers in respect of reimbursable costs.

Net cash used in investing activities

Net cash used in investing activities was $19.5 million for the three months ended March 31, 2022 compared to net cash used in investing activities of $9.3 million for the three months ended March 31, 2021. Net cash used in investing activities during the three months ended March 31, 2022 were primarily related to cash outflows of $19.6 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure.

Net cash used in investing activities during the three months ended March 31, 2021 was largely attributable to capital expenditure of $8.7 million which was mainly comprised of investment in facilities and IT infrastructure. In addition, $0.6 million was used for the purchase of investments in equity.

Net cash used in financing activities

Net cash provided by financing activities during the three months ended March 31, 2022 amounted to $392.5 million compared to net cash used in financing activities of $Nil for the three months ended March 31, 2021. During the three months ended March 31, 2022, the Company repaid external financing of $300.0 million and repurchased shares to the value of $100.0 million. This was offset by $7.5 million that was received by the Company from the exercise of share options.

Net cash outflow

As a result of these cash flows, cash and cash equivalents decreased by $193.1 million for the three months ended March 31, 2022 compared to an increase of $102.2 million for the three months ended March 31, 2021.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal proceedings

We do not expect any litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Forward-Looking Statements

Certain statements contained herein are forward looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on March 01, 2022 for risks and uncertainties facing the Company.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	April 29, 2022	Brendan Brennan
Chief Financial Officer